FORM 1-K

ANNUAL REPORT

For the Fiscal Year ended December 31, 2022

For

Medical 21, Inc.

A Minnesota Corporation

Commission File Number: 024-11824

Contact Information:

Medical 21, Inc.
3700 Annapolis Lane North, Suite 105

Plymouth, MN 55447

Phone: (612) 429-7630

Item 1. Business

Corporate History

Medical 21, Inc. (the “Company”) was founded as a Minnesota C-Corp on February 12, 2016 with the authority to issue 50,000,000 Shares – 40,000,000 Common Shares and 10,000,000 undesignated shares. The Company has executed two stock splits during its lifetime. The fist stock split was executed on October 15, 2018. In this first stock split all Shares of outstanding stock two for one (2:1). On October 21, 2021, the Company authorized additional stock to a total of 100,000,000 Shares of outstanding stock. A second stock split was executed on January 1, 2022. In this second stock split all Shares of outstanding stock were split two to one (2:1).

The Company filed a concurrent exempt offering under Rule 506(c) of Regulation D on September 15, 2022 with a maximum offering amount of $20,000,000. The Company filed a concurrent exempt offering under Rule 506(b) of Regulation D on April 14, 2023 with a maximum offering amount of $10,000,000. As of the date of this Form 1-K, the Company has raised approximately $3,230,000.00 through these two Regulation D offerings.

Introduction to the Company

Medical 21, Inc. is a development-stage medical device Company founded by Dr. Manny Villafaña, Ph.D.Sc. in 2016 to significantly improve the quality of life for cardiac bypass patients by eliminating the need to harvest vessels from the legs and other parts of the body through the creation and development of an artificial graft. The Company has developed and intends to commercialize and market an artificial, nitinol-supported thin wall tubular graft, the MAVERICS Graft, (the “Graft”) to bypass lesions in the heart and other parts of the body.

The Company intends to use the Proceeds of this Offering to: (1) commence and execute human clinical trials of the MAVERICS Graft; (2) obtain regulatory approval from national health agencies in key global markets; (3) increase the Company’s capacity for manufacturing of the MAVERICS Graft; and, (4) expand the marketing and sales activities of the Company.

The MAVERICS Graft

The MAVERICS Graft is a thin-walled cylindrical device fitted with a clinically tested nitinol support, reinforcing the artificial tubular construct against internal physiologic blood pressure. Over the previous year, the Company has successfully implanted this device into ovine animals with outcomes that warrant human clinical trials as regulated by various national agencies. As of the date of this annual report, the Company is: (1) completing the remaining pre-clinical testing required for regulatory submissions; (2) implementing quality and manufacturing systems to comply with regulatory agencies; and, (3) developing clinical strategies and regulatory documentation to obtain EU, FDA, and other relevant government approvals.

Intended Clinical Trials

The Company is using some of the funds raised through the Offering to execute human clinical trials for the Graft first in Switzerland and the United States, and then in other jurisdictions.

Swissmedic - Switzerland

In Switzerland, research projects involving one or more human subjects, undertaken to systematically assess the safety or performance of medical devices, are deemed to be clinical trials of medical devices. The Human Research Act (HRA) and the Ordinance on Clinical Trials with Medical Devices (ClinO-MD) regulate the requirements for conducting clinical trials. They implement the provisions of Regulation (EU) 2017/745 on medical devices (MDR).

Clinical trials require the authorization of Swissmedic, the Swiss Agency for Therapeutic Products, and the cantonal ethics committee(s), via Swissethics, the Swiss Association of Research Ethics Committees.

The Company has already contacted medical practitioners in Switzerland to conduct the study, after Proceeds have been raised through this Offering, to execute the study. Assuming a successful human clinical study, the Company expects to have a CE Mark issued within 18 to 24 months of study completion.

The Food and Drug Administration - (United States)

The Company is using some of the Proceeds of this Offering to execute human clinical trials for the Graft initially in Switzerland and the United States. The Company intends to submit an Early

Feasibility Study clinical trial protocol to the FDA under an “Investigational Device Exemption” (IDE). An IDE refers to the regulations under 21 CFR § 812.

In addition to FDA IDE approval, individual United States hospital approvals are also required to approve the study clinical trial protocol. These hospitals utilize internal or contracted Institutional Review Boards (IRBs). Under FDA regulations, an IRB is an appropriately constituted group that has been formally designated to review and monitor biomedical research involving human subjects. In accordance with FDA regulations, an IRB has the authority to approve, require modifications in (to secure approval), or disapprove research.

Company Intellectual Property

Patents

The Company currently owns multiple issued United States Patent and Trademark Office (“USPTO”) Utility Patent and an issued USPTO and Patent Cooperation Treaty (“PCT”) Patent. The Company was assigned these patents from the University of Iowa Research Foundation.

The Company has acquired licensing rights to intellectual property from the University of Iowa Research Foundation. These patents are related to implantable medical devices, including membranes for use in artificial blood vessel grafts, heart valves, etc. See Exhibit 6 – “Amendment to the License Agreement between University of Iowa Research Foundation and Medical 21, Inc.”

Market for the Graft

Currently, to perform coronary artery bypass graft surgery, the surgeons must harvest arteries from the patient’s limbs. This is a dangerous, painful, expensive, and inefficient procedure in addition to the coronary bypass surgery.

The Company expects that the use of the Graft will improve quality of life for cardiac bypass patients by eliminating the need to harvest vessels from the legs and other parts of the body, which will also reduce overall healthcare costs in the cardiac bypass market. Based on discussions with cardiologists and cardiovascular surgeons around the world, the Company believes that the MAVERICS Graft would be a welcome addition to the techniques, products, and tools of heart specialists who treat blocked arteries in their patients. Recent publications have indicated superior long-term outcomes in coronary bypass procedures as compared to procedures involving drug-eluting coronary stents.

The Company’s initial entry into the global market for coronary bypass grafts will be into a market, which in 2017 was estimated (by Life Science Intelligence Global Procedure Volumes Database 2018) to have been comprised of approximately 800,000 bypass operations worldwide per year. On average, each coronary bypass operation uses 3-4 grafts per procedure. Although this market had been shrinking in recent years, it is currently seeing growth due to issues concerning late thrombosis in drug-eluting coronary stents.

Medical 21’s management team collectively possess decades of experience in the successful development, manufacturing, sales, and marketing of medical products to the domestic and international healthcare markets.

The Company believes that the first product developed by Medical 21, Inc., its MAVERICS Graft, will fulfill a current need in the coronary artery bypass market. The Company intends to price its product to appeal to a managed-care market that stresses the lowest total cost for all treatment parameters.

Plan of Distribution

After approval by the relevant authorities, the Company intends to initially distribute the Graft in the United States and Europe. Within the United States, the Company will engage in direct sales to customers. The customers in the United States primarily consist of hospitals and hospital systems. Generally speaking, the cardiac surgeons have the discretion on whether to use a device and/or engage in a procedure. Once the decision has been made to use a certain device, the surgeon will direct the hospital administration to purchase the product. Initially, the Company expects to receive orders for approximately 10 – 30 units at a time, until the Graft is adopted more regularly by cardiac surgeons – after which the Company expects to sell in bulk and at much higher quantities.

The Company intends to utilize distributors to affect international sales. The Company’s officers have longstanding relationships with many international medical device distributors. These distributors will be responsible for maintaining sales and regulatory compliance within each international market. Additionally, the Company intends on using some of the Proceeds for international marketing efforts.

Total Number of Employees

As of the Date of this annual report, the Company has eight (8) full-time employees and one (1) contractor.

Legal Proceedings

The Company is not presently a party to any material litigation, nor is any litigation known to be threatened against the Company. Furthermore, the Company has no bankruptcies, investigations, or criminal proceedings to disclose.

Licensing for Graft Technology

As a condition of obtaining all rights to the material technology underlying the Graft, the Company has entered into a royalty payment agreement with University of Iowa, Iowa City, Iowa. In return, the Company has agreed to pay a customary and market-rate royalty on the net revenue (billed/invoiced sales less discounts, commissions, credits, returns and sales tariffs) received from sales of the Graft at the end of each calendar year after. The Company has provided a redacted copy of the licensing agreement as Exhibit 6 – “Amendment to the License Agreement between University of Iowa Research Foundation and Medical 21, Inc.”

Special Characteristics of the Company’s Operations and Competing Products/Procedures

The Company is subject to stringent regulation before, during, and after approval by the FDA and other global regulatory agencies.

FDA Approval

The Company believes that the Graft will be regulated in the United States as a Class III medical device by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, adherence to good manufacturing practices and maintenance of product complaint records, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and also are normally subject to special controls such as performance standards and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are life-sustaining or life-supporting devices. Class III devices normally require rigorous preclinical and clinical testing prior to their approval and generally require a pre-market approval, or PMA by the FDA prior to their sale.

Manufacturers must file an Investigational Device Exemption, or IDE, application if human clinical studies of a device are required and if the FDA and/or IRBs consider investigational use of the device to represent significant risk to the patient. The IDE application must be supported by data, typically including the results of animal and nonclinical laboratory testing of the device. The animal and nonclinical laboratory testing must meet the FDA’s good laboratory practice requirements as appropriate. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be also be approved by the IRBs of hospitals who will participate in the trials.

Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as testing and literature to establish the safety and effectiveness of the device. PMA approval is often conditional upon the conduct of certain post-approval studies, such as long-term follow-up studies.

FDA regulations will require the Company to register as a medical device manufacturer with the FDA prior to marketing of the Graft in the United States. Because of this, the FDA will most likely inspect the Company on a routine (annual to biannual) basis for compliance with the Quality System Regulation, or QSR. These regulations require that the Company manufactures its products and maintains related documentation in a prescribed manner with respect to manufacturing, testing and control activities. The Company expects to undergo regular QSR inspections in connection with the manufacture of the Graft at the Company’s facility(ies). Further, the FDA will require the Company to comply with various FDA regulations regarding labeling and complaint reporting.

Failure by the Company to comply with applicable regulatory requirements can result in enforcement action, which may include any of the following sanctions:

•	issuance of FDA Form 483 (Inspection Observations) after a routine or for-cause inspection;
•	warning letters, fines, injunctions, consent decrees and civil penalties;
•	customer notifications, recall or seizure of the Company’s products;
•	operating restrictions, partial suspension or total shutdown of production;
•	delay in processing applications for new products or modifications to existing products;
•	mandatory product recalls;
•	withdrawing approvals that have already been granted; and,
•	criminal prosecution.

The Medical Device Reporting (MDR) regulation requires the Company to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of the Company’s devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur.

In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a Company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

The Company will also be subject to other federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory, and manufacturing practices.

FDA Early Feasibility Studies Program

The Company has had discussions with FDA regarding application for an Early Feasibility Study for the Graft with the FDA, as stated by the FDA on its website:

An early feasibility study (“EFS”) is a limited clinical investigation of a device early in development. It typically:

•	enrolls a small number of subjects;
•	is used to evaluate the device design concept with respect to initial clinical safety and device -functionality; and,
•	may guide device modifications.

CDRH’s EFS Program facilitates the conduct of early feasibility studies in the United States to increase access for patients to potentially beneficial technologies and to support device innovation. EFS concepts are described in the FDA guidance document, Investigational Device Exemptions (IDEs) for Early Feasibility Medical Device Clinical studies, Including Certain First in Human (FIH) Studies.

The EFS Program provides a mechanism for innovators to work directly with, sponsors, FDA review teams, and clinicians to work together early so they can increase the efficiency of their device development. Early clinical experience obtained from an EFS can provide insights for sponsors and FDA review teams into device proof of concept, patient characteristics that may impact performance, operator technique refinements, device safety, necessary device modifications, and human factors.

Components of the EFS Program include:

•	Opportunities for interactive review;
•	Assistance in submission preparation from an EFS Program representative;
•	Potential for less non-clinical data to support study initiation relative to the data needed for larger clinical studies based on use of clinical mitigation strategies; and,
•	New mechanisms for timely device and clinical protocol modifications.

Plan of Operations

1.	Apply for and Submit the Graft for Human Clinical Testing in Switzerland and in the United States;
2.	Conduct Human Clinical Trials; (approx.. $10,000 - $20,000 per patient in each clinical trial);
3.	Scale manufacturing capability of the Company, improve internal processes by optimizing the MAVERICS Graft handling and developing consistency in manufacturing; and,
4.	Receive Regulatory Approvals. The Company anticipates EU approval for the device for commercial use in 2025. The Company anticipates the FDA will approve the device for commercial use in 2027.

The Company anticipates this Plan of Operations will take approximately $15,000,000-$25,000,000 to execute. The Company is not reasonably able determine the costs of each step at this time due to the conditionality of the human clinical trial process(es).

Item 2. Management’s Discussions and Analysis of Financial Condition and Results of Operation

This discussion and analysis and other parts of this report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Medical 21, Inc. is a privately-held entity organized on February 12, 2016 in the State of Minnesota.

Components of Results of Operations

The following discussion of our financial conditions and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Revenue/Net Loss from Operating Activities

The Company is, and has been, solely focused on further development of its Graft through research and testing. As of the date of this annual report, the Company has never been profitable. In FY2022, the Company had a Net loss of $4,924,835. In FY2021, the Company had a Net loss of $3,860,246. This represents an increase in Net loss of $1,064,589 or 28%. The reason for this increase is the Company is growing in staff and expenses yet is still not profitable.

Operating Expenses

The Company classifies its Operating Expenses as salaries & benefits, research and development, general and administrative expenses, and other operating expenses (professional fees, travel and entertainment and rent). In FY2022, the Company had Operating Expenses totaling $4,925,015. In FY2021, the Company had Operating Expenses totaling $3,860,545. This represents an increase in Operating Expenses of $1,064,470 or 28%. The reason for this increase is the Company is growing in staff and expenses as the Company grows.

Research and Development Expense

The Company’s research and development efforts are focused on the continued development of the Graft, including animal testing in preparation of human clinical trials. Research and development expenses consist primarily of materials, equipment, and manufacturing costs to design, develop, and test the Graft in clinical settings. Also included are parts, tools and equipment acquired to produce prototypes for testing.

In FY2022, the Company spent $976,157 on research and development expenses. In FY2021, the Company spent $870,248 on research and development expenses. This represents an increase of $105,909 or 12%. The reason for this increase is the research process has escalated, which means more implants and other research & development expenses.

Salaries and benefits

In FY2022, the Company spent $3,009,311 on salary and benefit expenses. In FY2021, the Company spent $2,380,301 on salary and benefit expenses. This represents an increase of $629,010 or 26%. The reason for this increase is the Company hired more employees and implemented a 401K matching plan.

Changes is Stockholders’ Equity

On December 31, 2020, 16,602,228 Shares of Common Stock were outstanding, with a total balance of Stockholders’ Equity of $2,451,410.

On December 31, 2021, 18,065,830 Shares of Common Stock were outstanding, with a total balance of Stockholders’ Equity of $4,490,248. This represents an increase of $2,038,838 or 83%. The reason for this increase was more Shares of the Company were sold to investors.

On December 31, 2022, 20,729,113 Shares of Common Stock were outstanding, with a total balance of Stockholders’ Equity of $3,815,287. This represents a decrease of $674,961 or 15%. The reason for this decrease was more Shares of the Company were sold to investors, the Company granted stock compensation, and the Company incurred a greater net loss.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash of $997,456, and total assets of $4,384,740. As of December 31, 2021, the Company had cash of $3,514,121, and total assets of $4,640,554. This represents a decrease in $2,516,665 (or 72%) in cash and $255,814 (or 6%) in total assets.

The Company has financed its operations primarily through the sale of Common Stock.

Item 3. Directors, Officers, and Significant Employees

Director/Officer

Name	Position	Age	Term of Office	Approximate Hours per week
Dr. Manny Villafaña, Ph.D.Sc.	Director/Chief Executive Officer/Chief Financial Officer	82	June 2016 – Present	Full-time

Significant Employees

Director/Officer

Name	Position	Age	Term of Office	Approximate Hours per week
Eric Solien	Senior Research Scientist	63	November 2021 – Present	Full-time
Chaid Schwarz, Ph.D.	Head of Research and Development	39	June 2016 – Present	Full-time
Jeff Vreeman	Head of Manufacturing	48	October 2018 – Present	Full-time

Dr. Manny Villafaña, Ph.D.Sc.: Founder, Chairman of the Board, CFO and CEO

Manny started his career with Medtronic, Inc. as the Company’s first international sales administrator. Manny went on to found Cardiac Pacemakers, Inc. (CPI), a CRM Company that revolutionized the pacemaker industry by introducing a long-life lithium iodine pacemaker, a technology still utilized today by 100% of the market. CPI was ultimately acquired by Eli Lilly & Company, which spun out CPI as Guidant, which in turn was acquired by Boston Scientific, Inc. for $27 billion. After CPI, Manny founded St. Jude Medical, Inc. Manny led St. Jude Medical’s development of a novel heart valve that still dominates the mechanical valve replacement market. St. Jude Medical was acquired by Abbott for $30 billion in 2016.

Manny has also founded and led the public offering for medical technology companies such ATS Medical, Inc., acquired by Medtronic, which developed the latest generation of open-pivot mechanical heart valves, and Kips Bay Medical, Inc.

Manny has received numerous awards and honors for his accomplishments, including: the “Living Legend of Medicine” award from the World Society of Cardio Thoracic Surgeons; the Ellis Island Medal of Honor; the Grand Prize Recipient – Mediterranean Institute of Cardiology; the Ernst & Young LLP National Master Entrepreneur of the Year; the 2016 MDEA Lifetime Achievement Award; the Boys and Girls Club of America Hall of Fame; and inductions into both the Minnesota Business Hall of Fame and the Science and Technology Hall of Fame. Manny, a native of the South Bronx of New York, attended Cardinal Hayes High School, Bronx, New York and in 2014, received an honorary Doctor of Science degree in Biomedical Engineering from the University of Iowa, Iowa City.

Significant Employees

Eric Solien: Senior Research Scientist

Eric has over 30 years of experience in pre-clinical cardiovascular research. Eric began his career with the University of Minnesota’s Cardiovascular Research Laboratory (known today as Experimental Surgical Services) and held several positions there before leaving as the Associate Program Director. Eric served as Study Director and Senior Research Surgeon at Surpass Incorporated (previously River Valley Farms and Charles River Labs, Interventional and Surgical Services) and was a member of the research teams developing novel devices for coronary artery bypass at HeartStent Corporation and Kips Bay Medical, Inc. Eric is a certified Surgical Research Specialist and has a Bachelor of Science degree in Biology from the University of Minnesota.

Duties:

•	Management and oversight of the Company’s preclinical research;
•	Performing experimental device implantation;
•	Device development support;
•	Clinical trial activities;
•	Physician training and facility expansion.

Chaid Schwarz, Ph.D.: Head of Research and Development

Chaid received his Ph.D., in Biomedical Engineering from the University of Iowa. His research interests encircle notions of ‘thin’ tissued engineered constructs and biological membranes. These interests have intersected in the fields of cardiovascular biomechanics, biomaterials, and the mechanical assessment of soft tissues. While at the University of Iowa, he designed, developed and tested materials for transcatheter deliverable heart valves, stents and computationally modeled endovascular grafts for the treatment of abdominal aortic aneurysms. Additionally, he investigated the mechanical effects of severe diabetes on Descemet’s membrane, a thin membrane on the back of the cornea which impacts our vision. At Medical 21, he is leading research and development efforts including the technical design, testing and preliminary manufacturing of our tissue engineered arterial bypass graft.

Duties:

•	Head of Medical 21 research and development;
•	Lead technical design and testing of medical devices;
•	Set timelines for research and development;
•	Identification and sourcing of test and manufacturing equipment;
•	Negotiate supplier and research related contracts;
•	Manage intellectual property;
•	Lead technical presentations;
•	Support preclinical implant efforts and manage research and development personnel;
•	Oversee lab chemicals and safety.

Jeff Vreeman: Head of Manufacturing

Jeff has over 20 years of experience in medical device engineering, having held positions in manufacturing/operations, process development, product development/R&D, and Quality. Much of Jeff’s career has been with small companies and startups, including Kips Bay Medical where he helped develop and manufacture the nitinol knit. He has extensive experience with nitinol and nitinol processing, lean manufacturing, and quality systems. Jeff has a BS in Mechanical Engineering from the University of North Dakota.

Duties include (but are not limited to):

•	Identifying, procuring and properly qualifying/training equipment;
•	Facilities and personnel required to accurately and repeatably manufacture devices to required standards;
•	Lead quality systems and documentation and supporting personnel;
•	Lead receiving, incoming inspection, sterilization and finished goods storage and shipments and related personnel;
•	Support R&D development tasks and builds;
•	Lead plant meetings and necessary organizational updated meetings; set timelines, budgets and resources for process development and manufacturing.

Family Relationship Disclosure

There is no familial relationship between any of the persons named above.

Legal Proceedings Disclosure

There are no legal proceedings to disclose on behalf of the Company, its Directors, or Officers, including but not limited to bankruptcy, civil, or criminal proceedings.

Compensation of the Management

Name	Capacity for Compensation	Cash Compensation	Other Compensation	Total Compensation
Dr. Manny Villafaña, Ph.D.Sc.	Director/Chief Executive Officer/Chief Financial Officer	$288,750.00	$1,391,650*	$1,680,400

*Using the Black-Scholes model for valuation. This number represents the total number of options issued Dr. Manny Villafaña, Ph.D.Sc. since January 2016.

Aggregate Compensation to Directors

The Company has one (1) Director, Dr. Manny Villafaña, Ph.D.Sc. Total Compensation to all Directors is $288,750.

Stock Options

Dr. Manny Villafaña received multiple option grants beginning in January 2016, for a total of 3,600,000 Shares. 2,175,000 of those Shares are vested as of December 31, 2022.

Each grant has a 10-year term and an exercise price equal to the fair market value of the Company’s common stock on the date of grant. The vesting schedule for all these options is not based on performance of the option holders, and vesting of the options occurs automatically, conditional upon an option-holder’s continued business relationship with the Company and an employee, consultant, or advisor.

Increases in Compensation/Bonuses

The Company may disburse bonuses to employees of the Company. The amount of any such bonus cannot be determined at this time, and the issuance of any bonus is at the sole discretion of Dr. Manny Villafaña.

Item 4. Security Ownership of Management and Certain Securityholders

Title of Class	Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common Stock	Dr. Manny Villafaña, Ph.D.Sc. *	8,720,000	2,175,000 Common Stock Shares (pursuant to Stock Options)	43.7%

* Manual A. Villafaña Revocable Trust Agreement:

Mailing Address: P.O. Box 47946, Minneapolis, MN 55447

Item 5. Interest of Management and Others in Certain Transactions

There have not been any transactions by management or other persons within the past two fiscal years that require disclosure under this section. Furthermore, there are no contingency fees of other persons.

Item 6. Other Information

The Company filed a concurrent exempt offering under Rule 506(c) of Regulation D on September 15, 2022 with a maximum offering amount of $20,000,000.00. The Company has sold 585,556 Common Stock Shares through the 506(c) offering, representing $2,650,002.00 in aggregate consideration.

Subsequently, the Company filed a concurrent exempt offering under Rule 506(b) of Regulation D on April 14, 2023 with a maximum offering amount of $10,000,000.00. The Company has sold 116,000 Common Stock Shares through the 506(b) offering, representing $580,000.00 in aggregate consideration.

These shares sold through the recent 506(c) and 506(b) offerings constitute less than 10% of the outstanding Common Stock Shares of the Company.

Item 7. Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Stockholders of Medical 21, Inc.

Opinion

We have audited the accompanying financial statements of Medical 21, Inc. (the “Company”), which comprise of the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“U.S. GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficientand appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company had net losses of approximately $4,978,000 and $3,860,000 for the years ended December 31, 2022 and 2021, respectively, as well as negative cash flow from operations of approximately $3,067,000 and $1,975,000, respectively. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

•	Exercise professional judgement and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, the raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

s//: Assurance Dimensions

Jacksonville, Florida

April 28, 2023

Medical 21, Inc

Balance Sheets

As of December 31, 2022 and 2021

	Assets	2022	2021
Current assets:
Cash		$997,456	$3,514,121
Prepaid expenses		30,623	175,615
Total current assets		1,028,079	3,689,736

Intangible assets, net		135,235	152,412
Property and equipment, net		2,904,516	798,406
Operating lease right of use asset		316,910	—
Total assets		$4,384,740	$4,640,554

	Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued liabilities		$244,431	$150,306
Current portion of operating lease liabilities		101,297	—
Total current liabilities		345,728	150,306

Operating lease liabilities, net of current portion		223,725	—
Total liabilities		569,453	150,306

Stockholders’ equity:
Common stock, $0.01 par value, 100,000,000 shares authorized; 20,729,113 and 18,065,830 shares issued and outstanding for 2022 and 2021, respectively		207,291	180,658
Additional paid-in capital		17,793,490	13,570,249
Accumulated deficit		(14,185,494)	(9,260,659)
Total stockholders’ equity		3,815,287	4,490,248
Total liabilities and stockholders’ equity		$4,384,740	$4,640,554

The accompanying notes are an integral part of these financial statements.

Medical 21, Inc.

Statements of Operations

For the Years Ended December 31, 2022 and 2021

	2022	2021
Operating revenue	$-	$-

Operating expenses:
Salaries & benefits	3,009,311	2,380,301
Research & development expenses	976,157	870,248
Professional fees	271,130	129,522
Depreciation and amortization	243,887	182,622
Insurance	161,371	105,916
Rent	154,260	80,866
Office	65,963	28,955
Travel	39,793	51,876
Other	2,106	5,887
Bank charges	1,037	24,352
Total operating expenses	4,925,015	3,860,545

Operating loss	(4,925,015)	(3,860,545)

Other income:
Interest income	180	299
Total other income	180	299

Net loss	$(4,924,835)	$(3,860,246)

The accompanying notes are an integral part of these financial statements.

Medical 21, Inc.

Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2022 and 2021

	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2020	16,602,228	$166,022	$7,685,801	$(5,400,413)	$2,451,410
Issuance of common stock	1,463,602	14,636	4,331,864	—	4,346,500
Stock-based compensation expense	—	—	1,552,584	—	1,552,584
Net loss	—	—	—	(3,860,246)	(3,860,246)
Balance at December 31, 2021	18,065,830	180,658	13,570,249	(9,260,659)	4,490,248
Issuance of common stock, net of issuance costs	2,663,283	26,633	2,667,612	—	2,694,245
Stock-based compensation expense	—	—	1,555,629	—	1,555,629
Net loss	—	—	—	(4,924,835)	(4,924,835)
Balance at December 31, 2022	20,729,113	$207,291	$17,793,490	$(14,185,494)	$3,815,287

The accompanying notes are an integral part of these financial statements.

Medical 21, Inc.

Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:
Net loss	$(4,924,835)	$(3,860,246)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	243,887	182,622
Stock-based compensation expense	1,555,629	1,552,584
Changes in assets and liabilities:
Prepaid expenses	(26,008)	(54)
Accounts payable and accrued liabilities	94,125	150,306
Operating lease right of use asset	8,112	—
Net cash used by operating activities	(3,049,090)	(1,974,788)

Cash flows from investing activities:
Purchase of property and equipment	(2,332,820)	(25,641)
Net cash used by investing activities	(2,332,820)	(25,641)

Cash flows from financing activities:
Capital raise costs	(778,268)	(171,000)
Proceeds from common stock issued	3,643,513	4,346,500
Net cash provided by financing activities	2,865,245	4,175,500

Net change in cash	(2,516,665)	2,175,071
Cash at beginning of period	3,514,121	1,339,050
Cash at end of period	$997,456	$3,514,121

Supplemental and non-cash disclosures:
Cash paid for income taxes	$—	$—

Operating lease right of use asset and liability recorded on adoption of ASC 842	$409,542	$—

The accompanying notes are an integral part of these financial statements.

Note A – Nature of Business

Medical 21, Inc. (the “Company”) is a Minnesota corporation organized in February 2016 to produce artificial grafts that eliminate the harvesting of vessels for cardiac bypass surgery, which improves the quality of life for patients and reduces costs for the healthcare system. The Company is currently in the developmental stages. The Company has its office in Plymouth, Minnesota.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates include inventory reserves for obsolescence, allowance for uncollectible loans, depreciable lives of property and equipment and stock based compensation. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company has elected the package of practical expedients permitted in Accounting Standards Codification (ASC) 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (a) a lease liability of approximately $410,000 which represents the present value of the remaining lease payments of approximately $422,000, discounted using the risk-free rate of 1.04%-1.46%, and (b) a right-of use asset approximately of $410,000.

Cash

The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. The Company does not believe it is exposed to significant risk. At December 31, 2022 and 2021, there were no cash equivalents. At December 31, 2022, the Company had a cash balance in excess of the FDIC Limit of approximately $663,000 in the U.S. Bank Sweep Account.

Prepaid Equity Raise Costs

The Company capitalizes all costs directly related to a specific equity raise and offsets them against proceeds of the raise when the raise is completed. The Company had a balance of approximately $171,000 in prepaid equity raise costs that are included in prepaid expenses on the accompanying balance sheet as of December 31, 2021. The prepaid equity raise costs were netted with the stock issued in 2022.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and declining balance method. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line and declining balance method of depreciation is used over the following estimated useful lives:

Lab equipment	7 Years
Leasehold improvements	Lease Term
Computer & software	3 – 5 Years

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition.

Intangible Assets

Intangible assets consist of patents and patents pending. Patents and patents pending are being amortized on the straight-line method over fifteen years, but not exceeding the initial expiration date of the patent.

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment, and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2022 and 2021.

Revenue Recognition

The Company is in the development stage. There were no revenues generated in 2022 or 2021.

Stock-Based Compensation

For stock-based compensation awards, the Company measures compensation costs for these awards to employees based upon the fair value of the award on the date of grant. The compensation cost is recognized over the requisite service period, which is generally the vesting period. The Company considers expected award forfeitures when determining the compensation cost to be recognized. The Company estimates the fair value of stock options using the Black-Scholes valuation model.

Product Testing and Research

The Company expenses product testing and research & development costs as incurred.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2022 and 2021. The Company’s 2020-2022 tax years are open for examination for federal and state taxing authorities.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the years ended December 31, 2022 and 2021, the Company incurred net losses of approximately $4,978,000 and $3,860,000, respectively, and had negative cash flows from operations in the amount of approximately $3,067,000 and $1,975,000, respectively. As of December 31, 2022 and 2021, the Company had an accumulated deficit of approximately $14,238,000 and $9,261,000, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon obtaining additional capital and financing. Management intends to attempt to raise funds by way of private offerings. While the Company believes in the viability of its strategy to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Intangible Assets

Intangible assets consisted of the following as of December 31:

	2022	2021	Useful Life (years)
Intellectual property	$252,413	$252,413	15
Less: accumulated amortization	(117,178)	(100,001)
Intangible assets, net	$135,235	$152,412

Amortization expense charged to operations for the years ended December 31, 2022 and 2021 was approximately $17,000.

The following is a schedule of the estimated amortization expense for intangible assets over the remaining useful life:

Years ending December 31,
2023	$16,667
2024	16,667
2025	16,667
2026	16,667
2027	16,667
Thereafter	51,900
$135,235

Note E – Property and Equipment

Property and equipment consisted of the following as of December 31:

	2022	2021
Furniture and fixtures	$40,943	$ -
Lab equipment	2,013,088	934,298
Leasehold improvements	1,464,606	257,621
Computers & software	23,337	16,886
Total property and equipment	3,541,974	1,208,805
Less: accumulated depreciation	(637,458)	(410,399)
Property and equipment, net	$2,904,516	$798,406

For the years ended December 31, 2022 and 2021, the depreciation expense was approximately $227,000 and $166,000, respectively.

Note F – Stockholders’ Equity

In January 2022, the board of directors authorized a 2:1 stock split effective for all outstanding shares as of December 31, 2021. The authorized and the issued shares on the balance sheets and the financial statements reflect the completion of the split.

Note G – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2022 and 2021 since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31:

	2022	2021
Net operating loss carryforward	$1,993,260	$1,770,080
Property and equipment	(24,247)	(38,868)
Research and development	(944,070)	-
Patent and trademarks legal fees	1,013	-
Valuation allowance	(1,025,956)	(1,731,212)
Net deferred tax assets	$ -	$ -

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2022 and 2021.

At December 31, 2022 and 2021, the Company had federal net operating loss carryforwards of approximately $6,900,000 and $6,200,000, respectively. Approximately $660,000 of the federal net operating loss will expire between 2036 and 2037. Net operating loss beginning in 2018 may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company’s federal and state blended tax rate was 28.74% for the years ended December 31, 2022 and 2021.

Note H – Stock Option Plan

In January 2016, the Company established the 2016 Equity Incentive Plan (the “2016 Plan”). The purpose of the plan is to provide a method whereby directors, executive officers, key employees and outside consultants of the Company who are presently making and are expected to make substantial contributions to the Company's future management and growth, may be offered incentives, and may be motivated by increased personal involvement in the fortunes and success of the Company to continue in its service thereby advancing the interests of the Company and its shareholders. The Company reserved 20,000,000 shares of common stock under the 2016 Plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were used to determine the fair value of the stock options for the years ended December 31, 2022 and 2021:

	2022	2021
Estimated fair value of underlying stock at grant date	$0.16- $0.80	$0.16 - $0.60
Exercise price	$2.50 - $5.80	$2.50 - $3.75
Expected life	10 years	10 years
Risk-free interest rates	0.34%-3.09%	0.34% - 3.09%
Volatility	0%	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to approximately $1,556,000 and $1,553,000, respectively, for the years ended December 31, 2022 and 2021. At December 31, 2022, there was approximately $2,857,000 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of December 31, 2022 and 2021, and changes during the two years is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2020	9,604,000	$0.97
Granted	9,108,280	3.63
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2021	18,712,280	2.27
Granted	500,000	5.80
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2022	19,212,280	2.36

A summary of the status of the Company's outstanding stock options as of December 31, 2022 and 2021 is as follows:

Exercise Prices	December 31, 2022 Shares	Contractual Life (Days)	Exercise Prices	December 31, 2021 Shares	Contractual Life (Days)
$0.013	2,400,000	1,107	$0.013	2,400,000	1,472
0.250	400,000	1,107	0.250	400,000	1,472
0.125	1,600,000	1,107	0.125	1,600,000	1,472
0.500	600,000	1,346	0.500	600,000	1,711
0.750	560,000	1,799	0.750	560,000	2,164
1.125	1,300,000	2,101	1.125	1,300,000	2,466
2.500	3,502,280	2,817	2.500	3,502,280	3,182
3.750	8,350,000	3,243	3.750	8,350,000	3,608
5.800	500,000	3,578	Total	18,712,280
Total	19,212,280

Note I – Operating Leases

Starting on November 1, 2016, the Company leases an office building in Plymouth, Minnesota from an unrelated party with monthly base payments of approximately $4,200 plus variable lease costs including applicable property taxes, utilities, and common area maintenance totaling approximately $2,000 per month. The lease matures in October 2024.

The Company entered into another lease agreement with an unrelated party for an office building in Plymouth, Minnesota in February of 2022. Monthly base payments are approximately $4,300 plus variable lease costs including applicable property taxes and common area maintenance totaling approximately $2,000 per month. The lease matures in March 2027.

As of December 31, 2022, the Company recorded right-of-use asset (ROU) of $409,542 and total lease liability of $409,542 based on a weighted average discount rate of 1.3% at lease inception.

The ROU asset for the year ended December 31, 2022, is summarized below:

Operating lease ROU asset	$409,542
Less accumulated reduction	(92,632)
Balance of ROU asset	$316,910

Operating lease liability related to the ROU asset is summarized below:

Operating lease liability	$409,542
Reduction of lease liability	(84,520)
Total	$325,022

As of the December 31, 2022, the minimum lease payments under these leases are as follows:

2023	$104,952
2024	99,294
2025	56,241
2026	57,908
2027	14,691
Total lease payments	333,086
Less: interest	(8,064)
Present value of lease payments	325,022
Less: current portion of lease liabilities	(101,297)
Operating lease liabilities, net of current portion	$223,725

Total lease expense for the years ended December 31, 2022 and 2021 was approximately $154,000 and $81,000, respectively.

Weighted average remaining lease terms as of December 31, 2022 is 4.1 years and the weighted average discount rates for December 31, 2022 is 1.3%.

Note J – Subsequent Events

On March 8, 2023, the Company sent a 90-day early termination letter to the lessor for one of its lease agreements described in Note I. The Company will end its lease effective June 6, 2023. As a result of the termination, the ROU asset and liability associated with this lease will be reduced by approximately $75,000. Management also expects to receive the building deposit of approximately $6,000.

In preparing the accompanying financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 28, 2023, the date the financial statements were available to be issued. Management has determined that all subsequent events have been properly disclosed.

Item 8. Exhibits

Exhibit Index

Exhibit 2A: Articles of Amendment to Articles of Incorporation of Medical 21, Inc.

Exhibit 2B: Bylaws

Exhibit 4: Subscription Agreement

Exhibit 6: Amendment to the License Agreement between University of Iowa Research Foundation and Medical 21, Inc.

Exhibit 8: Escrow Agreement

Exhibit 11: Written Expert Consent Letter of Assurance Dimensions

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical 21, Inc.

3700 Annapolis Lane North, Suite 105
Plymouth, MN 55447
Phone: (612) 429-7630

By

s/: Dr. Manny Villafaña, Ph.D.Sc.

Director and CEO of Medical 21, Inc.

Date May 15, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By

s/: Dr. Manny Villafaña, Ph.D.Sc.

Director and CEO of Medical 21, Inc.

Date May 15, 2023